As filed with the Securities and Exchange Commission on August 2, 2017

1933 Act File No. 333-[●]

1940 Act File No. 811-23043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-6

For Registration under the Securities Act of 1933
of Securities of Unit Investment Trusts Registered
on Form N-8B-2

A.	Exact name of trust: Olden Lane Trust Series 9
B.	Name of depositor: Olden Lane Securities LLC
C.	Complete address of depositor’s principal executive offices:

200 Forrestal Road, Suite 3B
Princeton, New Jersey 08540

D.	Name and complete address of agent for service:

Olden Lane Securities LLC Attention: Michel Serieyssol 200 Forrestal Road, Suite 3B Princeton, New Jersey 08540	With a copy to: Cadwalader, Wickersham & Taft LLP Attention: Ray Shirazi One World Financial Center New York, New York 10281

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)
☐	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
☐	Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated August 2, 2017

Subject to Completion

Olden Lane Target Outcome Fund 4

Capped Performance Portfolio with Buffer Protection

Linked to the SPDR® S&P 500® ETF Trust

Due [●], 2020

OLDEN LANE TRUST SERIES 9

Olden Lane Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. Olden Lane Securities LLC serves as the sponsor of the trust and each trust series.

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the Olden Lane Target Outcome Fund 3 Capped Performance Portfolio with Buffer Protection Linked to the SPDR® S&P 500® ETF Trust, Olden Lane Trust Series 7 (Registration No. 333-217617) as filed on June 27, 2017, which shall be used as the preliminary prospectus for this series.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The Undertaking to File Reports

The Signatures, including a Power of Attorney

The Consents of Independent Registered Public Accounting Firm and Counsel, as indicated

The Following Exhibits:

1.1	Form of Principal Underwriting Agreement. Reference is made to Exhibit A(3)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
1.2	Form of Dealer Agreement. Reference is made to Exhibit A(3)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
3.1	Certificate of Formation of Depositor. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
3.2	Limited Liability Company Operating Agreement of Depositor. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.1	Master Trust Agreement. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.2	Series 9 Trust Agreement Supplement dated [●], 2017 (to be filed by amendment).
4.3	Certificate of Trust. Reference is made to Exhibit A(1)(c) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.4	Form of Master Services Agreement. Reference is made to Exhibit A(2)(a) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
4.5	Series 9 MSA Supplement dated [●], 2017 (to be filed by amendment).
5.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be filed by amendment).
5.2	Opinion of counsel as to the Trustee and the Trust, including a consent to the use of its name in the Registration Statement (to be filed by amendment).
14.1	Form of Code of Ethics of Trust and Depositor. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
23.1	Consent of Independent Registered Public Accounting Firm (to be filed by amendment).
23.2	Consent of Evaluator (to be filed by amendment).
24.1	Power of Attorney (included on signature page hereof).
99.1	Form of Unit Certificate. Reference is made to Exhibit A(5) to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.
99.2

Information regarding directors and officers of the Depositor. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Olden Lane Trust (File No. 811-23043) as filed on March 20, 2015.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Olden Lane Trust Series 9 has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Princeton, and State of New Jersey on the 2nd day of August 2017.

OLDEN LANE TRUST SERIES 9,
as Registrant

By: OLDEN LANE SECURITIES LLC,
as Depositor

By:	/s/ Michel Serieyssol
Name: Michel Serieyssol
Title: Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michel Serieyssol, Peter Marquardt, and Yuen Na Chun, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him/her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michel Serieyssol Michel Serieyssol	Chief Executive Officer (Principal Executive Officer)	August 2, 2017

/s/ Peter Marquardt Peter Marquardt	Chief Compliance Officer (Chief Compliance Officer)	August 2, 2017

/s/ Yuen Na Chun Yuen Na Chun	Financial Operations Principal (Principal Financial Officer)	August 2, 2017